Yucheng Technologies Limited Announces a Major Call Center Expansion Project with China Construction Bank

BEIJING, China, July 23 /Xinhua-PRNewswire-FirstCall/ -- Yucheng Technologies Limited (Nasdaq: YTEC), a leading local IT and outsourced service provider to the Chinese banking industry, today announced a significant call center expansion project for the China Construction Bank (“CCB”), one of the top four commercial banks in China. This expansion will increase China Construction Bank's total number of call center seats from 3,000 at year end 2007 to approximately 7,500. The increased seats will be used to serve rapidly-growing credit card and retail banking customers.

The total contract value is over RMB 93 million (approximately US$13.7 million), with the majority of the system integration portion being recognized in the second quarter. The majority of the solution and implementation services associated with this project will be recognized in the third quarter.

“This project is a major expansion of CCB’s customer interaction capacity on top of the existing foundation that Yucheng has helped to build from its inception. Yucheng was honored to be the exclusive partner that CCB invited to help plan and execute the expansion,” stated Weidong Hong, the CEO of Yucheng.

China Construction Bank is the largest credit card issuer among the top 4 banks. The Bank’s total credit cards issued in 2007 increased by 94%, and the total transaction value soared by 94% against 2006. CCB also saw 194% growth in its fee income from intermediary services in 2007. “We are very pleased to be CCB’s partner in better servicing its fast-growing customer base,” Weidong Hong added.

“Top-tier Chinese banks have been focusing on expanding their customer interaction bandwidth in the past few years. In the next few years these leading banks are expected to shift their focus more to customer care related software, such as CRM and data-mining. For share-holding or regional commercial banks, building their first call center or expansion of existing capacity will continue to dominate their infrastructure investments. As China’s number one provider of channel-related solutions including call center and electronic banking, Yucheng is well poised to capture the market opportunities,” said Mr. Hong.

About China Construction Bank

China Construction Bank is the second largest commercial bank in China in terms of total assets. Founded in 1954 and headquartered in Beijing, China Construction Bank operates a network of more than 13,000 branches and outlets across the country. CCB also has presence in international money centers, including overseas branches in Hong Kong, Singapore, Frankfurt, Johannesburg, Tokyo and Seoul; representative offices in New York, London and Sydney. As of December 31, 2007, CCB had total assets of approximately US$903 billion.

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 2,000 employees and has established an extensive footprint to serve its banking clients nationwide, with subsidiaries and representative offices in eighteen cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) channel-related IT solutions, such as web banking and call centers; (ii) business-related processing solutions, such as core banking systems, foreign exchange and treasury management; and (iii) management-related IT solutions, such as risk analytics and business intelligence. It is also a leading third party provider of POS merchant acquiring services in partnership with banks in China.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In Beijing, China
Ms. Yvonne Young
Investor Relations
Tel:  +1-212-202-1453
+8610- 64420533
Email: investors@yuchengtech.com

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: 1-646-383-4832
Email: jpreissler@yuchengtech.com